October 24, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Xenetic Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-211249

Acceleration Request
	Requested Date:	October 26, 2016
	Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ladenburg Thalmann & Co. Inc., hereby joins Xenetic BioSciecnes, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-211249) (the “Registration Statement”) to become effective on Monday, October 26, 2016, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

By: /s/ David Strupp
Name: David Strupp
Title: Managing Director

cc: David Strupp, Ladenburg Thalmann & Co. Inc.
Michael Maline, Goodwin Procter LLP
Mitchell D. Goldsmith, Taft Stettinius & Hollister
Jeremy Stonehill, Taft Stettinius & Hollister